

May 19, 2011

Via U.S. Mail and Facsimile 617.969.5730

Mark L. Kleifges
Treasurer and Chief Financial Officer
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: Government Properties Income Trust**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **Schedule 14A**
> **Filed February 25, 2011**
> **File No. 1-34364**

Dear Mr. Kleifges:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

General

1.   In future periodic filings, please discuss your then current strategy with regard to acquisitions and dispositions, including, if available, quantitative information on your acquisition and disposition pipeline.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Overview, page 43

Property Operations, page 43

2.   In future filings please include information with regard to average effective rental rates for your properties during the periods covered. Please define how you calculate average effective rental rates within your filing.

3.   Please tell us whether management considers measurements such as FFO, NOI, and same-store NOI to be key performance measures. Please note we may have further comment.

4.   We note that you have been advised that government tenants frequently seek to renew leases to avoid costs and disruptions that may result from relocating their operations. In future periodic filings please expand your disclosure to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases. See Item 303(a)(3)(ii) of Regulation S-K and Section I.B.3 of Commission Interpretive Release No. 33-8350 (2003).

5.   We note your table on page 52 which lists the number of rentable square feet leased during the period for both new leases and renewals. Please also provide the square footage of leases up for renewal during this period.

Investment Activities, page 44

6.   In future periodic filings please include capitalization rates for material acquisitions and/or dispositions of properties. Also include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

Item 15. Exhibits and Financial Statement Schedules

(a) Index to Financial Statements and Financial Statement Schedules

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Real Estate Properties, page F-7

7.   Please tell us how you have considered any fixed rate renewal options into your calculation of the fair value of below market lease values.

Note 9. Stockholders' Equity, page F-18

Share Awards, page F-18

8.   Please tell us how your current disclosures comply with the requirements pursuant to FASB Accounting Standards Codification ("ASC") 718-10-50.

Schedule 14A – Definitive Proxy Statement

Related Person Transactions and Company Review of Such Transactions, page 28

9.   We note your disclosure on page 28 regarding the business management agreement which provides for annual compensation to RMR. We note that RMR receives an incentive fee based upon increases in FFO per share. Please tell us the target per share FFO which would result in the payment of an incentive fee pursuant to your management agreement with RMR. Also please describe why RMR did not receive an incentive fee in 2010. Provide similar disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark L. Kleifges
Government Properties Income Trust
May 19, 2011
Page 4

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Adam Turk, Attorney-Advisor, at 202.551.3657 or Tom Kluck, Legal Branch Chief, at 202.551.3233 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief